UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 19, 2009, CIBT Education Group Inc. (“CIBT”) issued a press release announcing that its subsidiary, Sprott-Shaw Community College (“Sprott-Shaw”) will be eliminating textbooks in a number of its classes in an effort to improve the learning environment for its students and provide students with the latest information technology. As of September 2008, eleven of the private college’s courses delivered at seven of its campuses have implemented a redesigned curriculum to engage students with a combination of technology-based materials and face-to-face classroom sessions. The college’s goal is to eliminate the need for up to 66,000 textbooks by 2014.

A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Press Release dated March 19, 2009 – CIBT Subsidiary to Enhance Classroom Environment by Removing Textbooks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
Date: March 24, 2009	(Registrant)

By: /s/ Toby Chu
Toby Chu President and Chief Executive Officer